Exhibit 99.4

Stock Code：8150

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

2024
Annual Shareholders' Meeting Meeting Handbook

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

Table of Contents

A.	Meeting Procedure		1

B.	Meeting Agenda		2

	I.	Chairman’s Opening Remarks	3

	II.	Report Items	3

	III.	Matters for Ratification	3

	IV.	Elections	4

	V.	Other Proposals	5

	VI.	Extemporary Motions	5

C.	Attachments

	1.	Business Report	6

	2.	Audit Committee’s Review Report	8

	3.	Report of Independent Accountants and Financial Statements	9

	4.	Earnings Distribution Table	29

	5.	List of Director Candidates	30

	6.	List of Release the Prohibition on Directors from Participation in Competitive Business	34

D.	Appendix

	1.	Rules of Procedure for Shareholders’ Meeting	36

	2.	Articles of Incorporation	50

	3.	Rules for Election of Directors and Independent Directors	57

	4.	Shareholdings of All Directors	60

A. Meeting Procedure

I.
Call Meeting to Order
II.
Chairman Takes Chair
III.
Chairman’s Opening Remarks
IV.
Report Items
V.
Matters for Ratification
VI.
Elections
VII.
Other Proposals
VIII.
Extemporary Motions
IX.
Meeting Adjourned

B. Meeting Agenda

Shareholders’ meeting will be held by means of: Physical shareholders’ meeting

Time: 9:00 a.m., May 30, 2024 (Thursday)

Place: Hsinchu Science Park Life Hub

(Einstein Hall, 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan)

Chairman: Mr. Shih-Jye Cheng, Chairman of the Board of Directors

I.
Chairman’s Opening Remarks
II.
Report Items
1.
Company’s Business Report for fiscal year 2023.
2.
Audit Committee’s Review Report of the Financial Statements.
3.
Report of the status of distributable compensation for employees and directors for fiscal year 2023.
III.
Matters for Ratification
1.
Adoption of the Business Report and Financial Statements for fiscal year 2023.
2.
Adoption of the earnings distribution plan for fiscal year 2023.
IV.
Elections
1.
To elect nine directors (including independent directors) of the 11th Board of Directors.
V.
Other Proposals
1.
Release the prohibition on the 11th Board of Directors (including independent directors) from participation in competitive business under Article 209 of the Company Act.
VI.
Extemporary Motions
VII.
Meeting Adjourned

I.
Chairman’s Opening Remarks
II.
Report Items

Item 1

Subject: Company’s Business Report for fiscal year 2023.

Explanatory Note:

Please refer to Attachment 1, page 6~7, for 2023 Business Report.

Item 2

Subject: Audit Committee’s Review Report of the Financial Statements.

Explanatory Note:

Please refer to Attachment 2, page 8, for Audit Committee’s Review Report.

Item 3

Subject: Report of the status of distributable compensation for employees and directors for fiscal year 2023.

Explanatory Note:

1.
Article 25 of the Company’s Articles of Incorporation provides that if there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors shall be presented at the shareholders’ meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors at the rates stated above.
2.
Company’s profit before tax prior to the deduction of the distributable compensation of employees and directors for 2023 was NT$2,501,810,716. It is proposed to set aside NT$250,181,072 as employees’ compensation, and NT$6,254,527 as directors’ remuneration, all in cash.
3.
The foregoing amounts have been adopted by the Board of Directors after being approved by the Remuneration Committee and is hereby reported at the annual shareholders’ meeting.
III.
Matters for Ratification

Item 1 Proposed by the Board of Directors

Subject: Adoption of the Business Report and Financial Statements for fiscal year 2023.

Explanatory Note:

1.
The Company’s 2023 Business Report and consolidated and parent company only Financial Statements have been approved by the Audit Committee and approved by the Board of Directors. It is hereby submitted to the annual shareholders’ meeting for approval.
2.
2023 Business Report, Report of Independent Accountants, and the aforementioned Financial Statements please refer to Attachment 1 on page 6~7, Attachments 3-1 and 3-2 on page 9~28.
3.
Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

Item 2 Proposed by the Board of Directors

Subject: Adoption of the earnings distribution plan for fiscal year 2023.

Explanatory Note:

1.
The Company has earnings in 2023. The Company plans to distribute dividends in the amount of NT$1,309,032,227 at NT$1.8 per share pursuant to the Company’s Articles of Incorporation and taking into consideration the factors including Company’s future needs of working capital, capital expenditure and shareholders’ interests. Earnings Distribution Table please refer to Attachment 4, page 29.
2.
The earnings distribution will be distributed in cash. If any future event affects the total number of Company’s outstanding shares (for example, Company buys back its treasury shares) and causes changes in the total number of Company’s outstanding shares, it is proposed that the Chairman be authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by the 2024 annual shareholders’ meeting and the actual number of Company’s outstanding shares as of the record date of distribution.
3.
The cash dividend shall be calculated to the nearest NT$1 based on the ratio of the distribution, and any amount less than NT$1 shall be discarded. The aggregate amount of fractions less than NT$1 of the distribution shall be recognized as Company’s other income.
4.
This item has been approved by the Audit Committee and approved by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for approval.
5.
Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

IV.
Elections

Item 1 Proposed by the Board of Directors

Subject: To elect nine directors (including independent directors) of the 11th Board of Directors.

Explanatory Note:

1.
According to Articles 16 and 16-1 of the Company’s Articles of Incorporation, the Company shall have nine to eleven directors to be elected by the shareholders’ meeting from among candidates of legal capacity. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The term of the directors (including independent directors) shall be three years. The directors (including independent directors) may be re-elected and re-appointed. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of the directors (including independent directors). The shareholders shall elect the directors (including independent directors) from the nominees listed in the roster of director candidates (including independent director).
2.
The three-year term of the 10th Board of Directors of the Company expires in 2024, and the Company plans to re-elect directors (including independent directors) at the 2024 annual shareholders’ meeting. The tenure of the 10th directors (including independent directors) shall be extended until the time when new directors (including independent directors) have been elected and officially assumed positions immediately following the 2024 annual shareholders’ meeting.
3.
Nine directors (including five independent directors) will be elected as the 11th Board of Directors and assumed their positions immediately at the 2024 shareholders’ meeting. The tenure of the newly elected directors shall be three years.
4.
The Company adopts the candidate nomination system for the election of the 11th directors (including independent directors). The list of director candidates (including independent director) for this election has been approved by the Nomination Committee and approved by the Board of Directors. Please refer to Attachment 5, page 30~33, for List of Director Candidates.
5.
Based on the foregoing, this proposal is hereby submitted for election at the annual shareholders’ meeting.

Voting by Poll:

V.
Other Proposals

Item 1 Proposed by the Board of Directors

Subject: Release the prohibition on the 11th Board of Directors (including independent directors) from participation in competitive business under Article 209 of the Company Act.

Explanatory Note:

1.
According to Article 209 of the Company Act, a director who does anything for himself or on behalf of another person that is within the scope of the company's business, shall explain to the meeting of shareholders the essential contents of such an act and secure its approval.
2.
In compliance with legal requirements, following the re-election of directors (including independent directors) at the 2024 annual shareholders’ meeting, shareholders are informed about the current positions held by the elected directors (including independent directors) at the other company. It is hereby proposed to release the prohibition on the 11th directors (including independent directors) from participation in competitive business. Please refer to Attachment 6, page 34~35, for List of Release the Prohibition on Directors from Participation in Competitive Business.
3.
Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

VI.
Extemporary Motions
VII.
Meeting Adjourned

Attachment 1

Business Report

Following from the second half of the year of 2022 demand softness and customer destocking, it impacted our 2023 results, including revenue and profit both declined compared to 2022. By cautiously stable operating strategy, in line with industry trend and customer requirements, ChipMOS will keep moving forward expanding the core technologies and product developments, as well as investing in the automation and intellectualization of production lines to maintain growth momentum and improve profitability. The followings are the major operating results of 2023:

Business Results in 2023

Achievements of Business Plan Implementation

Consolidated revenue for the fiscal year ended December 31, 2023 was NT$21.36 billion, which reflects 9.2% down from 2022. The consolidated gross margin for the year was 16.6%. In individual product lines, memory product revenue decreased 24.2% from 2022, and represented 34.9% of 2023 total revenue. The revenue of flat panel display driver IC (DDIC) related products, including gold bump increased 9.1% from 2022 and represented 56.8% of 2023 total revenue. Driven by automotive and smart mobile, Automotive panel and OLED panel driver IC revenue grew more than 27% and 125% from 2022, respectively.

Budget Execution

Regarding the soft end demand and customers’ destocking, we strictly control the capital expenditure related to capacity expansion except the necessary green energy investment, plant renovation, quality improvement and R&D activities. Our 2023 CapEx was NT$3.23 billion.

Financial Performance and Profitability Analysis

The profit attributable to equity holders of the Company and the basic earnings per share were NT$1.89 billion and NT$2.60. Till the end of 2023, the aggregated amount of ChipMOS’ consolidated assets were NT$46.16 billion and the cash and cash equivalents was NT$12.35 billion. The consolidated liabilities were NT$21.31 billion with the consolidated liabilities to assets ratio of 46.2%. The equity attributable to equity holders of the Company was NT$24.85 billion with the Return on Equity (ROE) was 7.6% for 2023. Overall, ChipMOS has strengthened financial structure.

Research and Developments

Single integrated device and the thinning & small foot print requirements are driving the packaging technology development with the rising of emerging applications such as AI and 5G, and the popularity of mobile devices. We completed the following technologies development results in 2023:

(1)
New Cu Pillar structure of tall bump height 100um development;
(2)
New structure of 2P2M Cu Pillar process;
(3)
High-density (>4000 Chs) multilayer COF bonding packaging technology services;
(4)
The next-generation Micro LED driver IC packaging process in high-resolution panels;
(5)
High density FC assembly for high-speed chip of Server;
(6)
High thermal conductivity compound application for UFS thermal enhancement.

Honors and Awards

ChipMOS is committed to improving the quality of corporate governance and perform corporate social responsibility. In the meantime, we integrated our core business and sustainability vision of ChipMOS to support the UN’s sustainable development goals (SDGs) by specific solid actions. In the areas of environmental, social and governance (ESG), ChipMOS has continuously awarded 2023 TCSA “Top 100 Corporates” and “Corporate Sustainable Report - Platinum Grade”. And honored the ranked among the top 5% of all TWSE-listed companies for two consecutive years. Following the Tainan fab., Hsinchu fab. was also awarded the “Green Factory” label. Moreover, the Subsidy Program for Low-Carbon and Smart Upgrading Transformation of the Manufacturing Industry with Large Firms Leading Small Firms has been approved by Industrial Development Administration Ministry of Economic Affairs in 2023, and honored the “Occupational Health and Safety Indicators Disclosed in the Corporate Sustainable Reports Top 10%

Outstanding Corporate in the Listing Electronic Companies Award” by Occupational Safety and Health Administration, Ministry of Labor.

Outline of 2024 Business Plan

Business Policy

Continuing to focus on the strengths of technical services for packaging and testing products, accelerating the implementation of intelligent factory, and effectively enhancing productivity and quality through AI implementation. Meanwhile, we are also actively practicing ESG management and sustainable development for the Company. Based on the industry and market outlook, customers’ further demand and our capacity situation, the estimated sales volume in 2024 is listed as following:

Sales Items	Estimated Sales Volume
Assembly	Approx. 3.89 billion pieces
Testing	Approx. 2.69 billion pieces
LCDD	Approx. 1.64 billion pieces
Bumping	Approx. 1.09 million wafers

Key Production and Marketing Strategies

In response to the competition in domestic and foreign markets, we focus on niche and high-growth end-use markets, diversifying the application field scope of our products. Additionally, ChipMOS also actively implements cost reduction actions, including working to lower energy consumption of facilities and equipment, and controlling raw material consumption. Our efforts continue to help further improve product quality, enhance efficiency, reduce costs and continues to improve our product quality and enhance production yield.

Key Strategies of Future Development

Looking ahead to 2024 and beyond, ChipMOS will continue to focus on the niche market about automotive electronics, as well as high-growth markets about smart mobile devices which are driven by the automation and intellectualization in industrial. By offering leading edge and reliable semi-conductor back end turnkey solutions that integrated wafer bumping and assembly, to meet the industry demand and customers’ requirements. ChipMOS is also driving higher efficiency and profit through increased AI and automation to further reduce the operating cost to be able to drive growth in revenue and profitability.

Impacts of External Competition, Regulation and Macroeconomics

By catching up the industry trend and grasping the opportunity of product growth, ChipMOS will continuously focus on the core technology development and innovation to face more and more severe industrial environments and challenges. According to our global business strategies, we remain alongside our strategic customers for supporting their product development roadmap to make progress and grow with them. In response to the more and more stricter regulatory requirements for greenhouse gas emissions and renewable energy such as green electricity, the Company not only actively practicing corporate sustainable development, but also participated in the CDP. And received the recognition for the leadership and management levels in the categories of climate change and water security respectively. Meanwhile, to maximize value for our shareholders is our endeavor goal. We thank you for your continuous support.

Chairman: Shih-Jye Cheng	President: Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 2

Audit Committee’s Review Report

The Board of Directors has prepared the Company’s 2023 Business Report, Financial Statements, and proposal for allocation of earnings. The audit firm PricewaterhouseCoopers, Taiwan was retained to audit the Company’s Financial Statements and has issued an audit report. The Business Report, Financial Statements, and earnings allocation proposal have been reviewed and determined to be correct and accurate by the Audit Committee of the Company. According to relevant requirements of Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Act, the Audit Committee hereby submits this report.

ChipMOS TECHNOLOGIES INC.

Convener of the Audit Committee: Chin-Shyh Ou

February 22, 2024

Attachment 3-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations that came into effect as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Independent accountants’ responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Group’s 2023 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Group’s 2023 consolidated financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(27) to the consolidated financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimates and assumptions of revenue recognition; and Note 6(18) for details of the revenue.

The Group’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Group recognized revenue associated with assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping totaling NT$16,961,502 thousand for the year ended December 31, 2023. Such revenue is recognized over a period of time, during which the Group satisfied its performance obligations to the customer. The Group used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management’s significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.
Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management’s process to recognize and measure such revenue.
2.
Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management’s estimate of the progress towards satisfaction of performance obligation.
3.
Testing the reasonableness of management’s key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for using the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the consolidated financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for using the equity method amounted to NT$277,076 thousand and NT$267,070 thousand, constituting 0.6% and 0.6% of the consolidated total assets as of December 31, 2023 and 2022, respectively, and total net comprehensive income (loss) including the share of profit and other comprehensive income of associate accounted for using the equity method amounted to NT$13,741 thousand and (NT$20,919) thousand, constituting 0.8% and (0.6%) of the consolidated total comprehensive income for the years then ended, respectively.

Parent company only financial reports

We have audited and expressed an unqualified opinion with other matters paragraph on the parent company only financial statements of ChipMOS TECHNOLOGIES INC. as of and for the years ended December 31, 2023 and 2022.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations that came into effect as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountants’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1.
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.
2.
Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.
3.
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.
5.
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the footnote disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
6.
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chien-Yeh Hsu	/s/ Yi-Chang Liang
Chien-Yeh Hsu	Yi-Chang Liang
For and on behalf of PricewaterhouseCoopers, Taiwan
February 22, 2024

------------------------------------------------------------------------------------------------------------------------------------------------------

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2023		December 31, 2022
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$12,354,035	27	$9,896,604	22
1110	Current financial assets at fair value through profit or loss	6(2)	42,735	-	128,224	-
1136	Current financial assets at amortized cost	6(3)	41,066	-	98,731	-
1140	Current contract assets	6(18)	383,883	1	381,358	1
1170	Accounts receivable, net	6(4)	5,326,381	12	4,381,563	10
1200	Other receivables		44,576	-	131,863	-
1220	Current tax assets		403	-	-	-
130X	Inventories	6(5)	2,568,648	6	3,210,409	8
1410	Prepayments		120,273	-	123,377	-
1460	Non-current assets held for sale, net	6(9)	4,278,658	9	-	-
11XX	Total current assets		25,160,658	55	18,352,129	41
	Non-current assets
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	120,317	-	338,102	1
1535	Non-current financial assets at amortized cost	6(3) and 8	37,411	-	37,362	-
1550	Investments accounted for using equity method	6(7)	290,542	1	4,353,448	10
1600	Property, plant and equipment	6(8) and 8	19,139,503	42	20,446,205	45
1755	Right-of-use assets	6(10)	1,037,502	2	898,992	2
1840	Deferred tax assets	6(26)	163,282	-	159,286	-
1920	Refundable deposits		20,707	-	21,771	-
1990	Other non-current assets		190,562	-	335,650	1
15XX	Total non-current assets		20,999,826	45	26,590,816	59
1XXX	Total assets		$46,160,484	100	$44,942,945	100

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2023		December 31, 2022
	Liabilities and Equity	Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2150	Notes payable		$484	-	$132	-
2170	Accounts payable		784,919	2	560,802	1
2200	Other payables	6(11)	3,479,045	7	3,796,481	9
2220	Other payables – related parties	7	58,549	-	-	-
2230	Current tax liabilities		419,993	1	202,026	1
2250	Current provisions		33,564	-	26,643	-
2280	Current lease liabilities	6(29)	251,668	1	160,955	-
2320	Long-term bank loans, current portion	6(12)(29) and 8	2,263,718	5	1,522,917	3
2365	Current refund liabilities		37,667	-	37,123	-
2399	Other current liabilities		23,611	-	22,318	-
21XX	Total current liabilities		7,353,218	16	6,329,397	14
	Non-current liabilities
2540	Long-term bank loans	6(12)(29) and 8	12,648,001	27	12,444,884	28
2570	Deferred tax liabilities	6(26)	122,345	-	188,812	-
2580	Non-current lease liabilities	6(29)	813,733	2	759,447	2
2630	Long-term deferred revenue		120,963	-	127,657	-
2640	Net defined benefit liability, non-current	6(13)	227,337	1	259,215	1
2645	Guarantee deposits	6(29)	21,235	-	21,600	-
25XX	Total non-current liabilities		13,953,614	30	13,801,615	31
2XXX	Total liabilities		21,306,832	46	20,131,012	45
	Equity
	Equity attributable to equity holders of the Company
	Capital stock	6(14)
3110	Capital stock – common stock		7,272,401	16	7,272,401	16
	Capital surplus	6(15)
3200	Capital surplus		6,064,637	13	6,064,637	13
	Retained earnings	6(16)
3310	Legal reserve		2,930,973	6	2,575,987	6
3350	Unappropriated retained earnings		8,532,433	19	8,657,696	19
	Other equity interest	6(17)
3400	Other equity interest		53,208	-	241,212	1
31XX	Equity attributable to equity holders of the Company		24,853,652	54	24,811,933	55
3XXX	Total equity		24,853,652	54	24,811,933	55
	Significant contingent liabilities and unrecognized contract commitments	9
3X2X	Total liabilities and equity		$46,160,484	100	$44,942,945	100

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2023		2022
	Items	Notes	Amount	%	Amount	%
4000	Revenue	6(18)	$21,356,228	100	$23,517,064	100
5000	Cost of revenue	6(5)(24)(25)	(17,806,803)	(83)	(18,605,007)	(79)
5900	Gross profit		3,549,425	17	4,912,057	21
	Operating expenses	6(24)(25)
6100	Sales and marketing expenses		(135,661)	(1)	(128,029)	(1)
6200	General and administrative expenses		(497,742)	(2)	(538,684)	(2)
6300	Research and development expenses		(1,093,513)	(5)	(1,158,598)	(5)
6000	Total operating expenses		(1,726,916)	(8)	(1,825,311)	(8)
6500	Other income (expenses), net	6(19)	85,943	-	129,933	1
6900	Operating profit		1,908,452	9	3,216,679	14
	Non-operating income (expenses)
7100	Interest income	6(20)	193,189	1	57,199	-
7010	Other income	6(21)	77,583	-	66,991	-
7020	Other gains and losses	6(22)	135,501	1	386,567	2
7050	Finance costs	6(23)	(266,390)	(1)	(153,279)	(1)
7060	Share of profit of associates and joint ventures accounted for using equity method		219,891	1	453,715	2
7000	Total non-operating income (expenses)		359,774	2	811,193	3
7900	Profit before income tax		2,268,226	11	4,027,872	17
7950	Income tax expense	6(26)	(374,798)	(2)	(655,898)	(3)
8200	Profit for the year		$1,893,428	9	$3,371,974	14
	Other comprehensive income (loss)
8311	Gain on remeasurements of defined benefit plans	6(13)	$10,699	-	$222,234	1
8316	Unrealized loss on valuation of equity instruments at fair value through other comprehensive income	6(6)(17)	(217,785)	(1)	(46,419)	-
8320	Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(7)	12,993	-	(28,254)	-
8349	Income tax effect on components that will not be reclassified to profit or loss	6(26)	41,417	-	(35,163)	-
8310	Components of other comprehensive (loss) income that will not be reclassified to profit or loss		(152,676)	(1)	112,398	1
8361	Exchange differences on translation of foreign operations	6(17)	16,713	-	68,656	-
8365	Equity directly related to non-current assets held for sale	6(17)	(43,094)	-	-	-
8360	Components of other comprehensive (loss) income that will be reclassified to profit or loss		(26,381)	-	68,656	-
8300	Other comprehensive (loss) income, net of income tax		$(179,057)	(1)	$181,054	1
8500	Total comprehensive income for the year		$1,714,371	8	$3,553,028	15
9750	Earnings per share – basic	6(27)	$2.60		$4.64
9850	Earnings per share – diluted	6(27)	$2.58		$4.54

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Capital stock – common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total equity
Year 2022
Balance at January 1, 2022		$7,272,401	$6,064,485	$2,070,505	$8,740,451	$(86,025)	$324,069	$-	$24,385,886
Profit for the year		-	-	-	3,371,974	-	-	-	3,371,974
Other comprehensive income (loss)	6(17)	-	-	-	177,886	68,656	(65,488)	-	181,054
Total comprehensive income (loss) for the year		-	-	-	3,549,860	68,656	(65,488)	-	3,553,028
Appropriation of prior year’s earnings:	6(16)
Legal reserve		-	-	505,482	(505,482)	-	-	-	-
Cash dividends		-	-	-	(3,127,133)	-	-	-	(3,127,133)
Changes in associates accounted for using equity method	6(15)	-	152	-	-	-	-	-	152
Balance at December 31, 2022		$7,272,401	$6,064,637	$2,575,987	$8,657,696	$(17,369)	$258,581	-	$24,811,933
Year 2023
Balance at January 1, 2023		$7,272,401	$6,064,637	$2,575,987	$8,657,696	$(17,369)	$258,581	$-	$24,811,933
Profit for the year		-	-	-	1,893,428	-	-	-	1,893,428
Other comprehensive income (loss)	6(17)	-	-	-	8,947	16,713	(161,623)	(43,094)	(179,057)
Total comprehensive income (loss) for the year		-	-	-	1,902,375	16,713	(161,623)	(43,094)	1,714,371
Appropriation of prior year’s earnings:	6(16)
Legal reserve		-	-	354,986	(354,986)	-	-	-	-
Cash dividends		-	-	-	(1,672,652)	-	-	-	(1,672,652)
Balance at December 31, 2023		$7,272,401	$6,064,637	$2,930,973	$8,532,433	$(656)	$96,958	$(43,094)	$24,853,652

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$2,268,226	$4,027,872
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(10)(24)	4,779,333	4,751,902
Expected credit (gains) losses		(302)	897
Interest expense	6(23)	265,957	142,439
Interest income	6(20)	(193,189)	(57,199)
Dividend income	6(21)	(6,592)	(9,816)
Share of profit of associates and joint ventures accounted for using equity method		(219,891)	(453,715)
(Gain) loss on valuation of financial assets at fair value through profit or loss	6(2)(22)	(39,254)	69,404
Gain on disposal of property, plant and equipment	6(19)	(18,431)	(74,548)
Gain from lease modifications	6(19)	-	(139)
Impairment loss on property, plant and equipment	6(8)(19)	9,236	12,721
Deferred income		(20,839)	(17,859)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at fair value through profit or loss		124,743	162,332
Current contract assets		(2,470)	18,788
Notes receivable		-	1,035
Accounts receivable		(944,603)	1,961,924
Other receivables		48,736	15,849
Inventories		641,761	(3,232)
Prepayments		3,104	37,748
Changes in operating liabilities
Notes payable		352	109
Accounts payable		224,117	(451,589)
Other payables		(90,786)	(161,212)
Current provisions		6,921	22,362
Current refund liabilities		544	27,274
Other current liabilities		1,293	8,097
Net defined benefit liability, non-current		(21,179)	(21,839)
Cash generated from operations		6,816,787	10,009,605
Interest received		194,136	42,170
Dividend received		10,327	26,416
Interest paid		(227,488)	(107,210)
Income tax paid		(186,280)	(1,354,548)
Net cash generated from operating activities		6,607,482	8,616,433

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2023	2022
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost		$(72,201)	$(133,182)
Proceeds from repayments of financial assets at amortized cost		130,220	69,022
Acquisition of financial assets at fair value through other comprehensive income	6(6)	(12,500)	-
Acquisition of property, plant and equipment	6(28)	(3,073,881)	(4,699,369)
Proceeds from disposal of property, plant and equipment		83,679	77,339
Decrease (increase) in refundable deposits		1,064	(493)
Increase in other non-current assets		(160,703)	(400,569)
Increase in long-term deferred revenue		14,145	25,328
Net cash used in investing activities		(3,090,177)	(5,061,924)
CASH FLOWS FROM FINANCING ACTIVITIES	6(29)
Proceeds from short-term bank loans		1,273,873	348,006
Payments on short-term bank loans		(1,273,873)	(1,079,757)
Payments on lease liabilities		(293,383)	(237,869)
Proceeds from long-term bank loans		2,430,224	4,567,672
Payments on long-term bank loans		(1,522,918)	(54,000)
Decrease in guarantee deposits		(365)	(25)
Cash dividend paid	6(16)	(1,672,652)	(3,127,133)
Net cash (used in) generated from financing activities		(1,059,094)	416,894
Effect of foreign exchange rate changes		(780)	19,025
Net increase in cash and cash equivalents		2,457,431	3,990,428
Cash and cash equivalents at beginning of year		9,896,604	5,906,176
Cash and cash equivalents at end of year		$12,354,035	$9,896,604

The accompanying notes are an integral part of these consolidated financial statements.

Attachment 3-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying parent company only balance sheets of ChipMOS TECHNOLOGIES INC. (the “Company”) as of December 31, 2023 and 2022, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Independent accountants’ responsibilities for the audit of the parent company only financial statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Company’s 2023 parent company only financial statements. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s 2023 parent company only financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(25) to the parent company only financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimate and assumptions of revenue recognition; and Note 6(17) for details of the revenue.

The Company’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Company recognized revenue associated with assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping totaling NT$16,961,502 thousand for the year ended December 31, 2023. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management’s significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.
Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management’s process to recognize and measure such revenue.
2.
Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management’s estimate of the progress towards satisfaction of performance obligation.

3.
Testing the reasonableness of management’s key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for using the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the parent company only financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for using the equity method amounted to NT$277,076 thousand and NT$267,070 thousand, constituting 0.6% and 0.6% of the total assets as of December 31, 2023 and 2022, respectively, and total net comprehensive income (loss) including the share of profit and other comprehensive income of associate accounted for using the equity method amounted to NT$13,741 thousand and (NT$20,919) thousand, constituting 0.8% and (0.6%) of the total comprehensive income for the years then ended, respectively.

Responsibilities of management and those charged with governance for the parent company only financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal controls as management determines are necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountants’ responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1.
Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.
2.
Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.
3.
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.
Evaluate the overall presentation, structure and content of the parent company only financial statements, including the footnote disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
6.
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chien-Yeh Hsu	/s/ Yi-Chang Liang
Chien-Yeh Hsu	Yi-Chang Liang
For and on behalf of PricewaterhouseCoopers, Taiwan
February 22, 2024

-------------------------------------------------------------------------------------------------------------------------------------------------

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2023		December 31, 2022
	Assets	Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$12,107,413	26	$9,719,007	22
1110	Current financial assets at fair value through profit or loss	6(2)	42,735	-	128,224	-
1140	Current contract assets	6(17)	383,883	1	381,358	1
1170	Accounts receivable, net	6(4)	5,326,381	12	4,381,563	10
1200	Other receivables		41,113	-	129,695	-
130X	Inventories	6(5)	2,568,648	6	3,210,409	7
1410	Prepayments		118,963	-	122,370	-
11XX	Total current assets		20,589,136	45	18,072,626	40
	Non-current assets
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	120,317	-	338,102	1
1535	Non-current financial assets at amortized cost	6(3) and 8	37,411	-	37,362	-
1550	Investments accounted for using equity method	6(7)	4,803,701	11	4,607,173	10
1600	Property, plant and equipment	6(8) and 8	19,137,687	42	20,445,571	46
1755	Right-of-use assets	6(9)	1,031,916	2	896,759	2
1840	Deferred tax assets	6(25)	163,282	-	159,286	-
1920	Refundable deposits		19,021	-	20,368	-
1990	Other non-current assets		190,562	-	335,650	1
15XX	Total non-current assets		25,503,897	55	26,840,271	60
1XXX	Total assets		$46,093,033	100	$44,912,897	100

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2023		December 31, 2022
	Liabilities and Equity	Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2150	Notes payable		$484	-	$132	-
2170	Accounts payable		784,919	2	560,802	1
2200	Other payables	6(10)	3,445,144	7	3,777,177	9
2220	Other payables related parties	7	64,377	-	4,000	-
2230	Current tax liabilities		417,893	1	201,521	1
2250	Current provisions		33,564	-	26,643	-
2280	Current lease liabilities	6(28)	245,561	1	158,678	-
2320	Long-terms bank loans, current portion	6(11)(28) and 8	2,263,718	5	1,522,917	3
2365	Current refund liabilities		37,667	-	37,123	-
2399	Other current liabilities		23,591	-	22,279	-
21XX	Total current liabilities		7,316,918	16	6,311,272	14
	Non-current liabilities
2540	Long-term bank loans	6(11)(28) and 8	12,648,001	27	12,444,884	28
2570	Deferred tax liabilities	6(25)	91,194	-	176,889	-
2580	Non-current lease liabilities	6(28)	813,733	2	759,447	2
2630	Long-term deferred revenue		120,963	-	127,657	-
2640	Net defined benefit liability, non-current	6(12)	227,337	1	259,215	1
2645	Guarantee deposits	6(28)	21,235	-	21,600	-
25XX	Total non-current liabilities		13,922,463	30	13,789,692	31
2XXX	Total liabilities		21,239,381	46	20,100,964	45
	Equity
	Capital stock	6(13)
3110	Capital stock common stock		7,272,401	16	7,272,401	16
	Capital surplus	6(14)
3200	Capital surplus		6,064,637	13	6,064,637	13
	Retained earnings	6(15)
3310	Legal reserve		2,930,973	6	2,575,987	6
3350	Unappropriated retained earnings		8,532,433	19	8,657,696	19
	Other equity interest	6(16)
3400	Other equity interest		53,208	-	241,212	1
3XXX	Total equity		24,853,652	54	24,811,933	55
	Significant contingent liabilities and unrecognized contract commitments	9
3X2X	Total liabilities and equity		$46,093,033	100	$44,912,897	100

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2023		2022
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(17)	$21,356,228	100	$23,517,064	100
5000	Cost of revenue	6(5)(23)(24)	(17,806,803)	(83)	(18,605,007)	(79)
5900	Gross profit		3,549,425	17	4,912,057	21
	Operating expenses	6(23)(24)and 7
6100	Sales and marketing expenses		(138,697)	(1)	(130,676)	(1)
6200	General and administrative expenses		(488,262)	(2)	(528,924)	(2)
6300	Research and development expenses		(1,093,513)	(5)	(1,158,598)	(5)
6000	Total operating expenses		(1,720,472)	(8)	(1,818,198)	(8)
6500	Other income (expenses), net	6(18)	85,943	-	129,933	1
6900	Operating profit		1,914,896	9	3,223,792	14
	Non-operating income (expenses)
7100	Interest income	6(19)	182,533	1	54,785	-
7010	Other income	6(20)	77,583	-	66,991	-
7020	Other gains and losses	6(21)	135,042	1	385,322	2
7050	Finance costs	6(22)	(265,830)	(1)	(153,139)	(1)
7070	Share of profit of subsidiaries, associates and joint ventures accounted for using equity method		201,151	1	436,790	2
7000	Total non-operating income (expenses)		330,479	2	790,749	3
7900	Profit before income tax		2,245,375	11	4,014,541	17
7950	Income tax expense	6(25)	(351,947)	(2)	(642,567)	(3)
8200	Profit for the year		$1,893,428	9	$3,371,974	14

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2023		2022
Items		Notes	Amount	%	Amount	%
	Other comprehensive income (loss)
8311	Gain on remeasurements of defined benefit plans	6(12)	$10,699	-	$222,234	1
8316	Unrealized loss on valuation of equity instruments at fair value through other comprehensive income	6(6)(16)	(217,785)	(1)	(46,419)	-
8330	Share of other comprehensive income (loss) of subsidiaries, associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(7)	12,993	-	(28,254)	-
8349	Income tax effect on components that will not be reclassified to profit or loss	6(25)	41,417	-	(35,163)	-
8310	Components of other comprehensive (loss) income that will not be reclassified to profit or loss		(152,676)	(1)	112,398	1
8361	Exchange differences on translation of foreign operations	6(16)	16,713	-	68,656	-
8365	Equity directly related to non-current assets held for sale	6(16)	(43,094)	-	-	-
8360	Components of other comprehensive (loss) income that will be reclassified to profit or loss		(26,381)	-	68,656	-
8300	Other comprehensive (loss) income, net of income tax		($179,057)	(1)	$181,054	1
8500	Total comprehensive income for the year		$1,714,371	8	$3,553,028	15

9750	Earnings per share—basic	6(26)	$2.60		$4.64
9850	Earnings per share—diluted	6(26)	$2.58		$4.54

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

				Retained earnings		Other equity interest
	Notes	Capital stock- common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total equity
Year 2022
Balance at January 1, 2022		$7,272,401	$6,064,485	$2,070,505	$8,740,451	($86,025)	$324,069	$-	$24,385,886
Profit for the year		-	-	-	3,371,974	-	-	-	3,371,974
Other comprehensive income (loss)	6(16)	-	-	-	177,886	68,656	(65,488)	-	181,054
Total comprehensive income (loss) for the year		-	-	-	3,549,860	68,656	(65,488)	-	3,553,028
Appropriation of prior year’s earnings:	6(15)
Legal reserve		-	-	505,482	(505,482)	-	-	-	-
Cash dividends		-	-	-	(3,127,133)	-	-	-	(3,127,133)
Changes in associates accounted for using equity method	6(14)	-	152	-	-	-	-	-	152
Balance at December 31, 2022		$7,272,401	$6,064,637	$2,575,987	$8,657,696	($17,369)	$258,581	$-	$24,811,933
Year 2023
Balance at January 1, 2023		$7,272,401	$6,064,637	$2,575,987	$8,657,696	($17,369)	$258,581	$-	$24,811,933
Profit for the year		-	-	-	1,893,428	-	-	-	1,893,428
Other comprehensive income (loss)	6(16)	-	-	-	8,947	16,713	(161,623)	(43,094)	(179,057)
Total comprehensive income (loss) for the year		-	-	-	1,902,375	16,713	(161,623)	(43,094)	1,714,371
Appropriation of prior year’s earnings:	6(15)
Legal reserve		-	-	354,986	(354,986)	-	-	-	-
Cash dividends		-	-	-	(1,672,652)	-	-	-	(1,672,652)
Balance at December 31, 2023		$7,272,401	$6,064,637	$2,930,973	$8,532,433	($656)	$96,958	($3,094)	$24,853,652

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$2,245,375	$4,014,541
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(9)(23)	4,771,113	4,743,449
Expected credit (gains) losses		(302)	897
Interest expense	6(22)	265,397	142,299
Interest income	6(19)	(182,533)	(54,785)
Dividends income	6(20)	(6,592)	(9,816)
Share of profit of subsidiaries, associates and joint ventures accounted for using equity method		(201,151)	(436,790)
(Gain) loss on valuation of financial assets at fair value through profit or loss	6(2)(21)	(39,254)	69,404
Gain on disposal of property, plant and equipment	6(18)	(18,431)	(74,548)
Gain from lease modifications		-	(139)
Impairment loss on property, plant and equipment	6(8)(18)	9,236	12,721
Deferred income		(20,839)	(17,859)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets at fair value through profit or loss		124,743	162,332
Current contract assets		(2,470)	18,788
Notes receivable		-	1,035
Accounts receivable		(944,603)	1,961,924
Other receivables		49,358	17,340
Inventories		641,761	(3,232)
Prepayments		3,407	37,745
Changes in operating liabilities
Notes payable		352	109
Accounts payable		224,117	(451,589)
Other payables		(105,943)	(172,107)
Other payables-related parties		1,828	800
Current provisions		6,921	22,362
Current refund liabilities		544	27,274
Other current liabilities		1,312	8,088
Net defined benefit liability, non-current		(21,179)	(21,839)
Cash generated from operations		6,802,167	9,998,404
Interest received		184,153	40,123
Dividend received		10,327	26,416
Interest paid		(226,928)	(107,070)
Income tax paid		(183,849)	(1,354,034)
Net cash generated from operating activities		6,585,870	8,603,839

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2023	2022
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost		($37,411)	($37,362)
Proceeds from repayments of financial assets at amortized cost		37,362	37,539
Acquisition of financial assets at fair value through other comprehensive income	6(6)	(12,500)	-
Acquisition of property, plant and equipment	6(27)	(3,072,355)	(4,699,369)
Proceeds from disposal of property, plant and equipment		83,679	77,339
Decrease (increase) in refundable deposits		1,347	(408)
Increase in other non-current assets		(160,703)	(400,569)
Increase in long-term deferred revenue		14,145	25,328
Net cash used in investing activities		(3,146,436)	(4,997,502)
CASH FLOWS FROM FINANCING ACTIVITIES	6(28)
Proceeds from short-term bank loans		1,273,873	348,006
Payments on short-term bank loans		(1,273,873)	(1,079,757)
Payments on lease liabilities		(285,317)	(229,860)
Proceeds from long-term bank loans		2,430,224	4,567,672
Payments on long-term bank loans		(1,522,918)	(54,000)
Decrease in guarantee deposits		(365)	(25)
Cash dividend paid	6(15)	(1,672,652)	(3,127,133)
Net cash (used in) generated from financing activities		(1,051,028)	424,903
Net increase in cash and cash equivalents		2,388,406	4,031,240
Cash and cash equivalents at beginning of year		9,719,007	5,687,767
Cash and cash equivalents at end of year		$12,107,413	$9,719,007

The accompanying notes are an integral part of these financial statements.

Attachment 4

ChipMOS TECHNOLOGIES INC.

Earnings Distribution Table

2023

Unit: NT$

Item	Subtotal	Total	Note
Unappropriated retained earnings at January 1, 2023		$6,630,057,657

After tax earnings of year 2023	1,893,427,977
Add:Remeasurement of defined benefit plans	8,559,197
Add:Impact from investment accounted for using equity method	388,128
After tax earnings of year plus items other than after tax earnings of year		1,902,375,302
Less:Appropriation of legal reserve		(190,237,530)
Retained earnings available for distribution as of December 31, 2023		8,342,195,429
Distribution items
Dividends to shareholders (NT$1.8 per share)		(1,309,032,227)
Unappropriated retained earnings at December 31, 2023		$7,033,163,202

Note 1: As of December 31, 2023, the number of the Company’s outstanding shares entitled to participate in distribution is 727,240,126 shares.

Note 2: The distribution of less than $1 (fractional share) cash dividends are recognized as other income.

Chairman: Shih-Jye Cheng	President: Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 5

ChipMOS TECHNOLOGIES INC.

List of Director Candidates

No.	Title	Name	Gender	Major Education and Past Positions	Current Positions	Shareholdings (shares) (Note 1)
1	Director	Shih-Jye Cheng	M	-MBA, Saginaw Valley State University -Director of Mosel Vitelic Inc. -Chairman of Advanced Micro Chip Technology Co., Ltd. -Chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. -Chairman of CHANTEK ELECTRONICS CO., LTD. -Chairman of ChipMOS Logic TECHNOLOGIES INC. -Chairman of ThaiLin Semiconductor Corp. -Vice Chairman of Unimos Microelectronics (Shanghai) Co., Ltd.	-President of ChipMOS TECHNOLOGIES INC. -Director of ChipMOS U.S.A., Inc. -Representative & Director of Hao Hsiang Investment Co., Ltd. -Representative & Director of Hao Yen Investment Co., Ltd.	6,150,161
2	Director	Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.)	M	-EMBA, Tunghai University -Deputy Director of Dah San Electric Wire & Cable Corp.	-Director / Chief Administration Officer / Senior Vice President of Siliconware Precision Industries Co., Ltd. -Director of Yann Yuan Investment Co., Ltd.	78,910,390
3	Director	David Chang (representative, Siliconware Precision Industries Co., Ltd.)	M

-Master, Institute of Electronics, National Chiao Tung University

-Deputy Director of Global Marketing Division of United Microelectronics Corporation (UMC)

-Senior Director of Europe & Asia District Sales Division of Siliconware Precision Industries Co., Ltd.

					-Vice President of Siliconware Precision Industries Co., Ltd.

No.	Title	Name	Gender	Major Education and Past Positions	Current Positions	Shareholdings (shares) (Note 1)
4	Director	Silvia Su	F	-Master, Business Administration, The University of Leeds -Director of Thailin Semiconductor Corp. -Senior Director of ChipMOS TECHNOLOGIES INC.	-Vice President / Corporate Governance Officer of ChipMOS TECHNOLOGIES INC. -Chairman of ChipMOS U.S.A., Inc. -Supervisor of Unimos Microelectronics (Shanghai) Co., Ltd. -Director of ChipMOS TECHNOLOGIES (BVI) LTD. -Representative & Director of Tsai Fu Investment Co., Ltd. -Supervisor of ChipMOS SEMICONDUCTORS (Shanghai) LTD.	340,101
5	Independent Director	Yeong-Her Wang	M

-Ph.D., Electrical Engineering, National Cheng Kung University

-Chairman of the Department of Electrical Engineering at National Cheng Kung University

-Associate Dean of the College of Engineering at National Cheng Kung University

-Director of Alumni Association Center of National Cheng Kung University

-Independent Director / Audit Committee Member / Nomination Committee Chairman of ChipMOS TECHNOLOGIES (Bermuda) LTD.

-Independent Director / Audit Committee Member / Compensation Committee Member of Darfon Electronics Corp.

-Independent Director / Audit Committee Member / Compensation Committee Member of Giga Solution Tech. Co., Ltd.

-President of National Applied Research Laboratories

					-Professor of the Department of Electrical Engineering and the Institute of Microelectronics at National Cheng Kung University -Chairman of Foundation of NCKU Tainan Alumni Association -Director of TSMC-NCKU Joint R&D Center -Independent Director / Audit Committee Member / Compensation Committee Member of Unictron Technologies Corp.	0

No.	Title	Name	Gender	Major Education and Past Positions	Current Positions	Shareholdings (shares) (Note 1)
6	Independent Director	Hong-Tzer Yang	M	-Ph.D., Electrical Engineering, National Tsing Hua University -Professor of the Department of Electrical Engineering at Chung Yuan Christian University -Independent Director / Audit Committee Member / Compensation Committee Member of Spirox Corporation -Director of Taiwan Electric Research & Testing Center

-Professor of the Department of Electrical Engineering at National Cheng Kung University

-Deputy Director of Research Center for Energy Technology and Strategy at National Cheng Kung University

-Director of Research Center for Energy Technology for Sustainability at National Cheng Kung University

-Independent Director / Audit Committee Member / Compensation Committee Member / Corporate Governance Committee Member of Padauk Technology Co., Ltd.

-Director of AeroVision Avionics Inc.

-Independent Director / Audit Committee Member / Risk Management Committee Member / Corporate Governance and Sustainable Development Committee Member / Merger and Acquisition Special Committee Member / ESG Execution Committee Member of Chailease Holding Company Limited

						0
7	Independent Director	Yuh-Fong Tang	M	-Ph.D., Electrical Engineering, University of Illinois, USA -Vice Chairman of Pack-Link Management Corp. -Independent Director of Yulon IT Solutions Inc. -Supervisor of TrueLight Corporation -Compensation Committee Chairman of Carnival Industrial Corporation -Chairman & CEO of Myson Century, Inc.	-Independent Director / Audit Committee Member / Compensation Committee Member of OPNET Technologies Co., Ltd. -Chairman of Intelligent Silicon Solution Corporation	0

No.	Title	Name	Gender	Major Education and Past Positions	Current Positions	Shareholdings (shares) (Note 1)
				-Independent Director / Audit Committee Member / Compensation Committee Member of ChipMOS TECHNOLOGIES INC. -Chairman of ZAVIO Inc. -Consultant of Intelligent Silicon Solution Corporation
8	Independent Director	Jyh-Chau Wang	M	-Master, Materials Engineering, National Tsing-Hua University -Associate Research Fellow of Material Research laboratories, Industrial Technology Research Institute -Deputy Plant Director of Unipac Optoelectronics Corp. -Vice President of Chi Lin Technology Co., Ltd. -President of Chi Mei Optoelectronics Corporation -Chairman & CEO of Innolux Corporation	-Director of Innolux Corporation -Chairman of Innolux Education Foundation -Director of InnoCare Optoelectronics Corporation -Chairman & CEO of eLux Inc.	0
9	Independent Director	Fu-Chen Lin	F	-Master, Finance, National Central University -CIO/Special assistant of CHANG WAH Electromaterials Inc. -Head of Investment of WAH LEE Industrial corp. -Director of Deloitte & Touche Financial Advisory Corporation	-None	0

Note 1: The number of shares held by candidates on the book closing date of the annual shareholders’ meeting (April 1, 2024)

Attachment 6

ChipMOS TECHNOLOGIES INC.

List of Release the Prohibition on Directors

from Participation in Competitive Business

No	Title	Name	Current positions at the other company
1	Director	Shih-Jye Cheng	-Director of ChipMOS U.S.A., Inc. -Representative & Director of Hao Hsiang Investment Co., Ltd. -Representative & Director of Hao Yen Investment Co., Ltd.
2	Director	Kun-Yi Chien (representative, Siliconware Precision Industries Co., Ltd.)	-Director / Chief Administration Officer / Senior Vice President of Siliconware Precision Industries Co., Ltd. -Director of Yann Yuan Investment Co., Ltd.
3	Director	David Chang (representative, Siliconware Precision Industries Co., Ltd.)	-Vice President of Siliconware Precision Industries Co., Ltd.
4	Director	Silvia Su

-Chairman of ChipMOS U.S.A., Inc.

-Supervisor of Unimos Microelectronics (Shanghai) Co., Ltd.

-Director of ChipMOS TECHNOLOGIES (BVI) LTD.

-Representative & Director of Tsai Fu Investment Co., Ltd.

-Supervisor of ChipMOS SEMICONDUCTORS (Shanghai) LTD.

5	Independent Director	Yeong-Her Wang

-Chairman of Foundation of NCKU Tainan Alumni Association

-Director of TSMC-NCKU Joint R&D Center

-Independent Director / Audit Committee Member / Compensation Committee Member of Unictron Technologies Corp.

6	Independent Director	Hong-Tzer Yang	-Independent Director / Audit Committee Member / Compensation Committee Member / Corporate Governance Committee Member of Padauk Technology Co., Ltd. -Director of AeroVision Avionics Inc.

No	Title	Name	Current positions at the other company

-Independent Director / Audit Committee Member / Risk Management Committee Member / Corporate Governance and Sustainable Development Committee Member / Merger and Acquisition Special Committee Member / ESG Execution Committee Member of Chailease Holding Company Limited

7	Independent Director	Yuh-Fong Tang	-Independent Director / Audit Committee Member / Compensation Committee Member of OPNET Technologies Co., Ltd. -Chairman of Intelligent Silicon Solution Corporation
8	Independent Director	Jyh-Chau Wang	-Director of Innolux Corporation -Chairman of Innolux Education Foundation -Director, InnoCare Optoelectronics Corporation -Chairman & CEO of eLux Inc.

Appendix 1

ChipMOS TECHNOLOGIES INC.

Rules of Procedure for Shareholders’ Meeting

I.
Shareholders’ meeting of the Company (“Meeting”) shall be conducted in accordance with this Rules of Procedure for Shareholders’ Meeting (the “Rules”).

II.
The Company shall specify the time and place for shareholders, solicitors and proxies (collectively “shareholders”) sign-in and others noticeable in the Meeting notice.

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff. For the virtual shareholders meeting, shareholders may begin to register on the virtual meeting platform 30 minutes before the meeting starts. Shareholders completing registration will be deemed as attend the shareholders meeting in person.

Shareholders shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. The Company may not arbitrarily add requirements for other documents beyond those showing eligibility to attend presented by shareholders. Solicitors soliciting proxy forms shall also bring identification documents for verification.

The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents.

Election ballots shall be furnished as well in the event that director(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting. When a juristic person is appointed to attend as proxy, it may designate only one person to represent it in the meeting.

In the event of a virtual shareholders meeting, shareholders wishing to attend the meeting online shall register with the Company two days before the meeting date.

In the event of a virtual shareholders meeting, the Company shall upload the meeting agenda book, annual report and other meeting materials to the virtual meeting platform at least 30 minutes before the meeting starts, and keep this information disclosed until the end of the meeting.

II.1
For each shareholders meeting, a shareholder may appoint a proxy to attend the meeting by providing the proxy form issued by the Company and stating the scope of the proxy’s authorization.

A shareholder may issue only one proxy form and appoint only one proxy for any given shareholders meeting, and shall deliver the proxy form to the Company before five days before the date of the shareholders meeting. When duplicate proxy forms are delivered, the one received earliest shall prevail unless a declaration is made to cancel the previous proxy appointment.

After a proxy form has been delivered to the Company, if the shareholder intends to attend the meeting in person or to exercise voting rights by correspondence or electronically, a written notice of proxy cancellation shall be submitted to the Company before two days before the meeting date. If the cancellation notice is submitted after that time, votes cast at the meeting by the proxy shall prevail.

If, after a proxy form is delivered to the Company, a shareholder wishes to attend the shareholders meeting online, a written notice of proxy cancellation shall be submitted to the Company two days before the meeting date. If the cancellation notice is submitted after that time, votes cast at the meeting by the proxy shall prevail.

II.2
To convene a virtual shareholders meeting, the Company shall include the follow particulars in the shareholders meeting notice:

1. How shareholders attend the virtual meeting and exercise their rights.

2. Actions to be taken if the virtual meeting platform or participation in the virtual meeting is obstructed due to natural disasters, accidents or other force majeure events, at least covering the following particulars:

A. To what time the meeting is postponed or from what time the meeting will resume if the above obstruction continues and cannot be removed, and the date to which the meeting is postponed or on which the meeting will resume.

B. Shareholders not having registered to attend the affected virtual shareholders meeting shall not attend the postponed or resumed session.

C. In case of a hybrid shareholders meeting, when the virtual meeting cannot be continued, if the total number of shares represented at the meeting, after deducting those represented by shareholders attending the virtual shareholders meeting online, meets the minimum legal requirement for a shareholder meeting, then the shareholders meeting shall continue. The shares represented by shareholders attending the virtual meeting online shall be counted towards the total number of shares represented by shareholders present at the meeting, and the shareholders attending the virtual meeting online shall be deemed abstaining from voting on all proposals on meeting agenda of that shareholders meeting.

D. Actions to be taken if the outcome of all proposals have been announced and extraordinary motion has not been carried out.

3. To convene a virtual-only shareholders meeting, appropriate alternative measures available to shareholders with difficulties in attending a virtual shareholders meeting online shall be specified.

III.
Voting at the Meeting shall be calculated based on the number of shares.

With respect to resolutions of shareholders meeting, the number of shares held by a shareholder with no voting rights shall not be calculated as part of the total number of issued shares.

When a shareholder is an interested party in relation to an agenda item, and there is the likelihood that such a relationship would prejudice the interests of the Company, that shareholder may not vote on that item, and may not exercise voting rights as proxy for any other shareholder.

The number of shares for which voting rights may not be exercised under the preceding paragraph shall not be calculated as part of the voting rights represented by attending shareholders.

With the exception of a trust enterprise or a shareholder services agent approved by the competent securities authority, when one person is concurrently appointed as proxy by two or more shareholders, the voting rights represented by that proxy may not exceed three percent of the voting rights represented by the total number of issued shares. If that percentage is exceeded, the voting rights in excess of that percentage shall not be included in the calculation.

IV.
The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m. Full consideration shall be given to the opinions of the independent directors with respect to the place and time of the meeting.

The restrictions on the place of the meeting shall not apply when the Company convenes a virtual-only shareholders meeting.

V.
If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

It is advisable that shareholders meeting convened by the board of directors be chaired by the chairman in person and attended by a majority of the directors, and Audit Committee convener in person and at least one member of each functional committee on behalf of the committee. The attendance shall be recorded in the meeting minutes.

If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting. When there are two or more such convening parties, they shall mutually select a chair from among themselves.

VI.
The Company may designate its lawyers, certified public accounts or relevant persons to attend the Meeting. Persons handling affairs of the Meeting shall wear an identification card or a badge.

VII.
The Company shall record on audio and video tape continuously the entire proceedings of shareholders’ sign-in, Meeting procedures, casting votes and counting votes.

The recording referred to in the preceding paragraph shall be preserved for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

Where a shareholders meeting is held online, the Company shall keep records of shareholder registration, sign-in, check-in, questions raised, votes cast and results of votes counted by the Company, and continuously audio and video record, without interruption, the proceedings of the virtual meeting from beginning to end.

The information and audio and video recording in the preceding paragraph shall be properly kept by the Company during the entirety of its existence, and copies of the audio and video recording shall be provided to and kept by the party appointed to handle matters of the virtual meeting.

In case of a virtual shareholders meeting, the Company is advised to audio and video record the back-end operation interface of the virtual meeting platform.

VIII.
The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards, and the shares checked in on the virtual meeting platform plus the number of shares whose voting rights exercised in writing or by electronic method.

The chairman shall call the Meeting to order at the time scheduled for the Meeting. and announce relevant information such as the number of non-voting rights and the number of shares present.

However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned. In the event of a virtual shareholders meeting, the Company shall also declare the meeting adjourned at the virtual meeting platform.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month. In the event of a virtual shareholders meeting, shareholders intending to attend the meeting online shall re-register to the Company in accordance with Article II.

When, prior to conclusion of the Meeting, the attending shareholders represent a majority of the total issued shares, the chairman may resubmit the tentative resolution for a vote by the Meeting pursuant to Article 174 of the Company Act.

IX.
Unless otherwise provided by law or regulation, the Company’s shareholders meeting shall be convened by the board of directors.

Changes to how the Company convenes its shareholders meeting shall be resolved by the board of directors, and shall be made no later than mailing of the shareholders meeting notice.

The Company shall prepare electronic versions of the shareholders meeting notice and proxy forms, and the origins of and explanatory materials relating to all proposals, including proposals for ratification, matters for deliberation, or the election or dismissal of directors and upload them to the Market Observation Post System (MOPS) before 30 days before the date of a regular shareholders meeting or before 15 days before the date of a special shareholders meeting. The Company shall prepare electronic versions of the shareholders meeting agenda and supplemental meeting materials and upload them to the MOPS before 21 days before the date of the regular shareholders meeting or before 15 days before the date of the special shareholders meeting. If, however, the Company has the paid-in capital of NT$10 billion or more as of the last day of the most current fiscal year, or total shareholding of foreign shareholders and PRC shareholders reaches 30% or more as recorded in the register of shareholders of the shareholders meeting held in the immediately preceding year, transmission of these electronic files shall be made by 30 days before the regular shareholders meeting. In addition, before 15 days before the date of the shareholders meeting, the Company shall also have prepared the shareholders meeting agenda and supplemental meeting materials and made them available for review by shareholders at any time. The meeting agenda and supplemental materials shall also be displayed at the Company and the professional shareholder services agent designated thereby.

The Company shall make the meeting agenda and supplemental meeting materials in the preceding paragraph available to shareholders for review in the following manner on the date of the shareholders meeting:

1. For the physical shareholders meeting, to be distributed on-site at the meeting.

2. For the hybrid shareholders meeting, to be distributed on-site at the meeting and shared on the virtual meeting platform.

3. For the virtual-only shareholders meeting, electronic files shall be shared on the virtual meeting platform.

The reasons for convening a shareholders meeting shall be specified in the meeting notice and public announcement. With the consent of the addressee, the meeting notice may be given in electronic form.

Election or dismissal of directors, amendments to the articles of incorporation, reduction of capital, application for the approval of ceasing its status as a public company, approval of competing with the company by directors, surplus profit distributed in the form of new shares, reserve distributed in the form of new shares, the dissolution, merger, or demerger of the corporation, or any matter under Article 185, paragraph 1 of the Company Act, Articles 26-1 and 43-6 of the “Securities Exchange Act”, Articles 56-1 and 60-2 of the “Regulations Governing the Offering and Issuance of Securities by Securities Issuers” shall be set out and the essential contents explained in the notice of the reasons for convening the shareholders meeting. None of the above matters may be raised by an extraordinary motion.

Where re-election of all directors as well as their inauguration date is stated in the notice of the reasons for convening the shareholders meeting, after the completion of the re-election in said meeting such inauguration date may not be altered by any extraordinary motion or otherwise in the same meeting.

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda. A shareholder may submit a proposal for urging a company to promote public interests or fulfill its social responsibilities and the number of proposal proposed is limited to one only and no proposal containing more than one will be included in the meeting agenda under Article 172-1 of the Company Act.

The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period, method and places for shareholders to submit proposals in writing or electronically. Such period shall not be less than 10 days.

A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.

If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board, The meeting shall proceed in the order set by the agenda (including extraordinary motions and revision of original proposal) which may not be changed without a resolution of the shareholders meeting.

The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, the other members of the board of directors shall promptly assist the attending shareholders in electing a new chair in accordance with statutory procedures, by agreement of a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

X.
A shareholder who wishes to speak in the Meeting shall first fill out a speech note, specifying therein the summary of the speech, his/her shareholder’s number (or the number of his/her attendance certificate) and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. Any shareholder who present at the Meeting submits his/her speech note but does not actually speak in the Meeting shall be deemed as no such speech has been made. If the contents of the speech of the shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of other shareholders; otherwise the chairman shall stop such interruption immediately.

XI.
Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

XII.
A juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

XIII.
After the speech of a shareholder, the chairman may respond by himself/herself or appoint an appropriate person to do so.

Where a virtual shareholders meeting is convened, shareholders attending the virtual meeting online may raise questions in writing at the virtual meeting platform from the chair declaring the meeting open until the chair declaring the meeting adjourned. No more than two questions for the same proposal may be raised. Each question shall contain no more than 200 words. The regulations in Articles X to XII do not apply.

As long as questions so raised in accordance with the preceding paragraph are not in violation of the regulations or beyond the scope of a proposal, it is advisable the questions be disclosed to the public at the virtual meeting platform.

XIV.
The chairman shall allow ample opportunity during the meeting for explanation and discussion of proposals and of amendments or extraordinary motions put forward by the shareholders; when the chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.

XV.
The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders' meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

The election of directors at a shareholder’s meeting shall be held in accordance with the applicable election and appointment rules adopted by the Company, and the voting results shall be announced on-site immediately, including the name and the number of voting rights by each candidate.

The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year.

However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.

XVI.
During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation.

If a Meeting cannot be finished with the agenda (including special motions) while the arranged venue of the Meeting can no longer be used, a resolution to find another place to continue the Meeting may be adopted.

A resolution may be adopted to postpone or continue the Meeting within 5 days according to Article 182 of the Company Act.

XVII.
A shareholder shall be entitled to one vote for each share held, except when the shares are restricted shares or are deemed non-voting shares under Article 179, paragraph 2 of the Company Act.

Shareholders of the Company should exercise their voting rights by electronic and in writing means. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders' voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders; it is therefore advisable that the Company avoid the submission of extraordinary motions and amendments to original proposals.

The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.

The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person or online shall revoke his/her Voting. Exercising via the same method he/she took previously to serve his/her Voting. Exercising to the Company by at least two (2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail.

Unless otherwise provided in the Company Act or the Company’s Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting.

At the time of a vote, for each proposal, the chair or a person designated by the chair shall first announce the total number of voting rights represented by the attending shareholders, followed by a poll of the shareholders. After the conclusion of the meeting, on the same day it is held, the results for each proposal, based on the numbers of votes for and against and the number of abstentions, shall be entered into the MOPS.

When the Company convenes a virtual shareholders meeting, after the chair declares the meeting open, shareholders attending the meeting online shall cast votes on proposals and elections on the virtual meeting platform before the chair announces the voting session ends or will be deemed abstained from voting.

In the event of a virtual shareholders meeting, votes shall be counted at once after the chair announces the voting session ends, and results of votes and elections shall be announced immediately.

When the Company convenes a hybrid shareholders meeting, if shareholders who have registered to attend the meeting online in accordance with Article II decide to attend the physical shareholders meeting in person, they shall revoke their registration two days before the shareholders meeting in the same manner as they registered. If their registration is not revoked within the time limit, they may only attend the shareholders meeting online.

When shareholders exercise voting rights by correspondence or electronic means, unless they have withdrawn the declaration of intent and attended the shareholders meeting online, except for extraordinary motions, they will not exercise voting rights on the original proposals or make any amendments to the original proposals or exercise voting rights on amendments to the original proposal.

XVIII.
If there is an amendment or alternative for a proposal, the chairman shall determine the sequence of voting for the amended proposal and the original proposal. If any one of the above has been resolved, the others shall be deemed vetoed and no further voting is necessary.

XIX.
Matters relating to the resolutions of a shareholders meeting shall be recorded in the meeting minutes. The meeting minutes shall be signed or sealed by the chair of the meeting and a copy distributed to each shareholder within 20 days after the conclusion of the meeting. The meeting minutes may be produced and distributed in electronic form.

The Company may distribute the meeting minutes of the preceding paragraph by means of a public announcement made through the MOPS.

The meeting minutes shall accurately record the year, month, day, and place of the meeting, the chair’s full name, the methods by which resolutions were adopted, and a summary of the deliberations and their voting results (including the number of voting rights), and disclose the number of voting rights won by each candidate in the event of an election of directors. The minutes shall be retained for the duration of the existence of the Company.

Where a virtual shareholders meeting is convened, in addition to the particulars to be included in the meeting minutes as described in the preceding paragraph, the start time and end time of the shareholders meeting, how the meeting is convened, the chair’s and secretary’s name, and actions to be taken in the event of disruption to the virtual meeting platform or participation in the meeting online due to natural disasters, accidents or other force majeure events, and how issues are dealt with shall also be included in the minutes.

When convening a virtual-only shareholder meeting, other than compliance with the requirements in the preceding paragraph, the Company shall specify in the meeting minutes alternative measures available to shareholders with difficulties in attending a virtual-only shareholders meeting online.

XX.
On the day of a shareholders meeting, the Company shall compile in the prescribed format a statistical statement of the number of shares obtained by solicitors through solicitation, the number of shares represented by proxies and the number of shares represented by shareholders attending the meeting by correspondence or electronic means, and shall make an express disclosure of the same at the place of the shareholders meeting. In the event a virtual shareholders meeting, the Company shall upload the above meeting materials to the virtual meeting platform at least 30 minutes before the meeting starts, and keep this information disclosed until the end of the meeting.

During the Company’s virtual shareholders meeting, when the meeting is called to order, the total number of shares represented at the meeting shall be disclosed on the virtual meeting platform. The same shall apply whenever the total number of shares represented at the meeting and a new tally of votes is released during the meeting.

If matters put to a resolution at a shareholders meeting constitute material information under applicable laws or regulations or under Taiwan Stock Exchange Corporation regulations, the Company shall upload the content of such resolution to the MOPS within the prescribed time period.

XXI.
The chairman may engage disciplinary officers or security personnel to assist to keep the order of the Meeting. Such disciplinary officers or security personnel shall wear armbands bearing the word “Proctor.” or identification cards.

At the place of a shareholders meeting, if a shareholder attempts to speak through any device other than the public address equipment set up by the Company, the chair may prevent the shareholder from so doing.

When a shareholder violates the rules of procedure and defies the chair’s correction, obstructing the proceedings and refusing to heed calls to stop, the chair may direct the proctors or security personnel to escort the shareholder from the meeting.

XXII.
In the event of a virtual shareholders meeting, the Company shall disclose real-time results of votes and election immediately after the end of the voting session on the virtual meeting platform according to the regulations, and this disclosure shall continue at least 15 minutes after the chair has announced the meeting adjourned.

XXIII.
When the Company convenes a virtual-only shareholders meeting, both the chair and secretary shall be in the same location, and the chair shall declare the address of their location when the meeting is called to order.

XXIV.
In the event of a virtual shareholders meeting, the Company may offer a simple connection test to shareholders prior to the meeting, and provide relevant real-time services before and during the meeting to help resolve communication technical issues.

In the event of a virtual shareholders meeting, when declaring the meeting open, the chair shall also declare, unless under a circumstance where a meeting is not required to be postponed to or resumed at another time under Article 44-20, paragraph 4 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”, if the virtual meeting platform or participation in the virtual meeting is obstructed due to natural disasters, accidents or other force majeure events before the chair has announced the meeting adjourned, and the obstruction continues for more than 30 minutes, the meeting shall be postponed to or resumed on another date within five days, in which case Article 182 of the Company Act shall not apply.

For a meeting to be postponed or resumed as described in the preceding paragraph, shareholders who have not registered to participate in the affected shareholders meeting online shall not attend the postponed or resumed session.

For a meeting to be postponed or resumed under the second paragraph, the number of shares represented by, and voting rights and election rights exercised by the shareholders who have registered to participate in the affected shareholders meeting and have successfully signed in the meeting, but do not attend the postpone or resumed session, at the affected shareholders meeting, shall be counted towards the total number of shares, number of voting rights and number of election rights represented at the postponed or resumed session.

During a postponed or resumed session of a shareholders meeting held under the second paragraph, no further discussion or resolution is required for proposals for which votes have been cast and counted and results have been announced, or list of elected directors.

When the Company convenes a hybrid shareholders meeting, and the virtual meeting cannot continue as described in second paragraph, if the total number of shares represented at the meeting, after deducting those represented by shareholders attending the virtual shareholders meeting online, still meets the minimum legal requirement for a shareholder meeting, then the shareholders meeting shall continue, and not postponement or resumption thereof under the second paragraph is required.

Under the circumstances where a meeting should continue as in the preceding paragraph, the shares represented by shareholders attending the virtual meeting online shall be counted towards the total number of shares represented by shareholders present at the meeting, provided these shareholders shall be deemed abstaining from voting on all proposals on meeting agenda of that shareholders meeting.

When postponing or resuming a meeting according to the second paragraph, the Company shall handle the preparatory work based on the date of the original shareholders meeting in accordance with the requirements listed under Article 44-20, paragraph 7 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”.

For dates or period set forth under Article 12, second half, and Article 13, paragraph 3 of “Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies”, and Article 44-5, paragraph 2, Article 44-15, and Article 44-17, paragraph 1 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”, the Company shall handle the matter based on the date of the shareholders meeting that is postponed or resumed under the second paragraph.

XXV.
When convening a virtual-only shareholders meeting, the Company shall provide appropriate alternative measures available to shareholders with difficulties in attending a virtual shareholders meeting online.

XXVI.
In regard to all matters not provided herein, the provisions provided in the Company Act and the Articles of Incorporation of the Company shall govern.

XXVII.
These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015. The fifth amendment was made on June 9, 2020. The sixth amendment was made on July 12, 2021. The seventh amendment was made on May 26, 2022.

Appendix 2

ChipMOS TECHNOLOGIES INC.

Articles of Incorporation

SECTION I GENERAL PROVISIONS

Article 1

The Company has been incorporated as a company limited by shares under the Company Act. The name of the Company is “南茂科技股份有限公司” in Chinese, and “ChipMOS TECHNOLOGIES INC.” in English.

Article 2

The scope of business of the Company shall be as follows:

CC01080 Electronic Parts and Components Manufacturing,

I501010 Product Designing,

F119010 Wholesale of Electronic Materials,

CC01120 Data Storage Media Manufacturing and Duplicating, and

F401010 International Trade (limited to the import and export of the registered business items)

The research, development, production, manufacturing, and sales of the products listed below:

1. Assembly and testing services for functional highly integrated memory semiconductors (principal products are DRAM with 64Mb, 256Mb and above).

2. Assembly and testing services for mixed-signal products and its modules.

3. Assembly and testing services for flat-panel display (FPD) driver ICs and FPD driver modules.

4. LCOS optical engine sub-systems.

5. Surface-mount technology and its related products.

6. Trading (import and export) of the products relating to the above.

Article 3

The Company may conduct investment which is necessary for its business operations, and may act as a shareholder with limited liability of another company by the resolution of the Board of Directors. The total amount of the Company’s investment shall not be subject to the restriction of the total amount of the investment provided in Article 13 of the Company Act.

Article 4

The Company may provide guarantee as required by its business operations in accordance with the Operational Procedures for Endorsements and Guarantees.

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities.

Article 6

Public announcements of the Company shall be made in accordance with Article 28 of the Company Act.

SECTION II CAPITALSTOCK

Article 7

The total capital of the Company shall be in the amount of 9,700,000,000 New Taiwan Dollars, divided into 970,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need.

970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.

Article 7-1

If the Company issues the employee stock options after the Company has been listed on a stock exchange, the Company may issue the employee stock options at a price below the market price; provided however, that such issuance shall be adopted by two-thirds or more of the shareholders present at a shareholders' meeting who represent the majority of the total number of issued shares. The employee stock options may be issued in installments within a year after the resolution of the shareholders' meeting.

In the event that the Company buys back treasury stocks and transfers them to the employees at a price below the average buy-back price, before making the transfer, the Company shall obtain the approval of two-thirds or more of the shareholders present at a shareholders' meeting who represent the majority of the total number of issued shares.

Article 7-2

The employees entitled to receive treasury stock bought back by the company in accordance with the Company Act may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive share subscription warrants may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

When the Company issues new shares, the employees entitled to subscribe the new shares may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive restricted stock may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

Article 8

The stock certificates of the Company shall be in a name-bearing form, and shall be made in accordance with the relevant regulations of the Company Act. The shares may be issued without printing share certificates; provided however, that the shares issued without share certificates shall be registered with a centralized securities depository enterprise.

Article 9

The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations.

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

SECTION III SHAREHOLDERS’ MEETING

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year and shall be convened within six months after the close of each fiscal year in accordance with the law. Special meetings shall be held when necessary according to the law.

In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature or chop affixed that comply with Article 177 of the Company Act.

Article 11-1

The Company shall notify the shareholders of the shareholders' meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders' meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Article 11-3

The shareholders’ meeting of the Company can be held by means of visual communication network or other methods promulgated by the central competent authority.

In case a shareholders’ meeting is preceded via visual communication network, the shareholders taking part in such a visual communication meeting shall be deemed to have attended the meeting in person.

Article 12

For shareholders of the Company, each share shall be entitled to one vote. However, shares held in accordance with Article 179 of the Company Act or relevant laws and regulations do not have any voting right.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders' meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares.

Article 13-1

In case the Company plans to revoke its public company status, the revocation shall be subject to a resolution of the shareholders' meeting. This provision shall not be modified when the stocks of the Company are registered with the Emerging Stock Market or the Company is listed on a stock exchange.

Article 14

The shareholders’ meeting convened by the board of directors shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act.

Article 15

The resolutions of a shareholders' meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson of the meeting and shall be distributed to the shareholders within twenty days after the meeting.

The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

SECTION IV DIRECTORS

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders' meeting from among candidates of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of directors and independent directors. The directors and independent directors shall be elected by the shareholders from the list of candidates. The matters regarding the acceptance and the announcement of the nomination of directors and independent directors shall be handled in accordance with the laws and regulations related to the Company Act and the Securities and Exchange Act, and in accordance with the Company's rules related to the election of directors and independent directors.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors.

The chairman and president or the same position are the same person or spouse or first-degree relatives. There must be at least four independent directors and more than half of the directors should not serve as employees or managers.

The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities.

Article 16-2

The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors.

Article 17

The board of directors consists of directors. The chairperson of the board of directors shall be elected from among the directors by a majority vote at a meeting attended by two-thirds or more of the directors. The chairperson of the board of directors shall act in his capacity to represent the Company externally and shall comply with Article 195 of the Company Act.

The chairperson of the board of directors shall preside over the shareholders' meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via visual communication meeting, the directors who attend the meeting via visual communication meeting shall be deemed as attending the meeting in person.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least quarterly. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

The stipulation regarding the meeting minutes for shareholders' meeting under Article 15 shall be applied to the board of directors meetings, mutatis mutandis.

Article 19

The board of directors has the authority to:

1. review the business policy and mid-term and long-term development plan;

2. review and supervise the operation of the annual business plan;

3. review and approve the budget and review the settlement of accounts;

4. review plans for increase or decrease in capital;

5. review proposals for the distribution of profits or covering of losses;

6. review and approve material agreements;

7. submit the proposal to the shareholders' meeting with regard to distribution of profits, amendment of the Articles of Incorporation, change of capital, and dissolution or merger of the Company;

8. review and approve the charter documents and important business rules of the Company;

9. approve material project of capital expenditure;

10. appoint and terminate the president and vice president(s);

11. execute the resolutions of the shareholders' meeting;

12. hold the shareholders' meeting and prepare business reports; and

13. handle other matters required or permitted by the law.

Article 20

The scope of authority of the audit committee shall be the performance of the responsibilities of supervisors specified under the Company Act, Securities and Exchange Act and other relevant laws and regulations, and the authorities stipulated under the charter document in respect of the audit committee of the Company.

Article 21

The resolution of the audit committee shall be adopted with the consent of the majority of the committee members.

Article 21-1

The board of directors is authorized to determine the remuneration of all directors based on the level of involvement of and the value of contribution by the directors, taking into account the level of remuneration given by companies in the same industry.

Article 21-2

The Company should purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

SECTION V OFFICERS

Article 22

The Company shall appoint one president and one or more vice presidents based on its business needs. The president shall be nominated by the chairperson of the board of directors and comply with Article 29 of the Company Act.

Article 23

The president shall act in accordance with the instructions of the chairperson of the board of directors and manage the business of the Company in accordance with the resolutions of the board of directors and shareholders' meeting and these Articles of Incorporation. Except for the vice presidents, the president may nominate other officers and has the right of performance evaluation. The vice presidents shall assist the president in the daily operation of the Company.

SECTION VI ACCOUNTING

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders' meeting, and then submit such reports to the annual shareholders' meeting for recognition:

1. a business report;

2. financial statements; and

3. a proposal on the distribution of profits or covering of losses.

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors shall be presented at the shareholders' meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors at the rates stated above.

Article 25-1

Upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the board of directors sets aside a reserve based on the Company's operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders' meeting.

A proposal on the distribution of dividends shall be submitted by the board of directors annually to the shareholders' meeting, and be based on factors such as past years' profit, the current and future investment environment, the Company's capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders' interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

SECTION VII SUPPLEMENTARYPROVISIONS

Article 26

The internal organization of the Company and the detailed procedures of business operation shall be determined separately by the board of directors.

Article 27

Matters not provided for in these Articles of Incorporation shall be handled in accordance with the Company Act.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10, 2019. The nineteenth amendment was made on June 9, 2020. The twentieth amendment was made on July 12, 2021. The twenty-first amendment was made on May 26, 2022.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng

Appendix 3

ChipMOS TECHNOLOGIES INC.

Rules for Election of Directors and Independent Directors

Article 1

Unless otherwise provided for in the applicable rules and regulations or the Articles of Incorporation of the Company, the Directors and Independent Directors of the Company shall be elected in accordance with the Rules specified herein.

Article 2

Election of Directors of the Company shall be held at the shareholders’ meeting.

Article 2-1

The election of the Directors and Independent Directors of the Company shall consider the composition of the board of Directors. Members of the board shall possess the knowledge, skills and experience necessary to perform their duties. All members of the board of Directors shall possess skills in the following areas:

1.
Ability to exercise sound business judgment
2.
Ability to perform accounting and financial analysis
3.
Business administration skills
4.
Ability to conduct crisis management
5.
Knowledge of the industry
6.
A global market perspective
7.
Leadership skills
8.
Decision-making skills

More than half of the board of Director's members shall be Directors and Independent Directors with no spousal or familial relationship within the second degree kinship among themselves.

Article 3

In the election of Directors and Independent Directors of the Company, the single recorded cumulative voting system is implemented. Each share shall have voting rights equivalent to the number of Directors or Independent Directors to be elected, and such voting rights can be combined to vote for one person, or be divided to vote for several persons.

Article 3-1

The election of the Directors and independent Directors of the Company shall adopt the candidate nomination system according to Article 192-1 of the Company Act.

If the number of Directors falls below five due to the removal of one or more Directors of the Company for any reason, the Company shall elect new Directors to fill such vacancies at its next shareholders’ meeting. If the vacancies of the board of Directors reaches one third of the total number of the board of Directors' seats prescribed in its Articles of Incorporation, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event and elect Directors to fill the vacancies.

If the number of Independent Directors falls below the requirement under Article 14-2, Paragraph 1、Article 14-4, Paragraph 1 and 2 of the Securities and Exchange Act, or the Articles of Incorporation an election shall be held at the next shareholders’ meeting to fill such vacancy. In the event where all the Independent Directors are removed, the Company shall call a special shareholders’ meeting within 60 days from the occurrence of such event to elect new Independent Directors to fill the vacancies.

Correction should be made within three months of discovering a violation of Article 16-1 of Articles of Incorporation.

Article 4

The Company’s Directors shall be elected in accordance with the number of Directors to be elected specified in the Company’s Articles of Incorporation, and the number of Independent Directors to be elected announced by the Company. The number of votes received by the Directors and Independent Directors shall be calculated separately.

Candidates will be elected sequentially according to their respective numbers of votes, starting from those receiving ballots representing the highest numbers of voting rights. If two or more candidates receive the same number of votes, which consequently exceeds the number of Directors or Independent Directors to be elected, such candidates who received the same number of votes shall draw lots to decide the elected person; if such candidate(s) is(/are) not present, the chairman shall draw lots on behalf of the candidate(s).

Article 5

The qualifications of Independent Directors of the Company shall comply with Article 2, Article 3 and Article 4 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies.

The election of Independent Directors of the Company shall comply with Article 5, Article 6, Article 7, Article 8 and Article 9 of the Regulations Governing the Appointment of Independent Directors and Compliance Matters for Public Companies and Article 24 of the Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies

Article 6

The board of Directors shall prepare the ballots in the number equal to the number of Directors and Independent Directors to be elected, with the number of votes being noted on the ballots; and distribute the ballots to the shareholders who are present at the shareholders' meeting. The name of the voters may be represented by the attendance number printed on their ballots.

Article 7

Prior to the commencement of an election, the chairman shall designate ballot supervisors to supervise the casting of the ballots and ballot counters to count the ballots.

Article 8

The ballot box shall be prepared by the board of Directors and examined in public by ballots supervisors before voting.

Article 9

The ballot supervisors shall open the ballot boxes after the ballot is put thereinto.

Article 10

A ballot is deemed void if any of the following circumstances apply:

1.
The ballot was not prepared by a person with the right to convene.
2.
A blank ballot is placed in the ballot box.
3.
The writing is unclear and indecipherable or has been altered.
4.
The candidate whose name is entered in the ballot does not conform to the director candidate list.
5.
Other words or marks are entered in addition to the number of voting rights allotted.

Article 11

The ballot supervisors shall verify the validity of the ballot when there is doubt. The void ballot shall be marked with the word "invalid", signed by the ballot supervisor in charge and affixed with such ballot supervisor's chop after counting of votes.

Article 12

After the sum of the valid and void ballots is verified and the valid ballots and number of votes are filled in the record form respectively by the ballot supervisors, the chairman shall announce on the site, including the list of persons elected as Directors and Independent Directors and the numbers of votes with which they were elected, and the list of persons unelected as Directors and Independent Directors and the numbers of votes with which they obtained.

The ballots for the election referred to in the preceding paragraph shall be sealed with the signatures of the monitoring personnel and kept in proper custody for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the ballots shall be retained until the conclusion of the litigation.

Article 12-1

The board of Directors of the Company shall deliver a written notification to each of the elected Directors and Independent Directors.

Article 13

Matters on which Rules are silent shall be handled in accordance with the Company Act, the applicable rules and regulations and the Articles of Incorporation of the Company.

Article 14

The Rules and any revision thereof shall become effective after approval at the shareholders' meeting. The Rules was enacted on April 15, 1999. The first amendment thereof was made on February 26, 2003. The second amendment thereof was made on April 12, 2007. The third amendment thereof was made on June 22, 2012. The fourth amendment thereof was made on June 3, 2015. The fifth amendment thereof was made on June 10, 2019. The sixth amendment thereof was made on June 9, 2020. The seventh amendment thereof was made on July 12, 2021.

Appendix 4

ChipMOS TECHNOLOGIES INC.

Shareholdings of All Directors

Record date: April 1, 2024

Title	Name	Number of shares held at present	Percentage of issued shares
Chairman	Shih-Jye Cheng	6,150,161	0.85%
Director	Siliconware Precision Industries Co., Ltd. Representative : Kun-Yi Chien	78,910,390	10.85%
Director	Siliconware Precision Industries Co., Ltd. Representative : David Chang
Director	Silvia Su	340,101	0.05%
Independent Director	Chin-Shyh Ou	─	─
Independent Director	Kuei-Ann Wen	─	─
Independent Director	Hui-Fen Chan	─	─
Independent Director	Yeong-Her Wang	─	─
Independent Director	Hong-Tzer Yang	─	─
Shareholdings of All Directors		85,400,652	11.75%

Note: 1. As of April 1, 2024, the total amount of issued shares of the Company is 727,240,126 shares.

2. The number of independent directors exceeds half of the total number of directors of the Company and Audit Committee is set up pursuant to the laws. Therefore, the provisions of minimum percentage requirements for the shareholding of directors and supervisors shall not be applied.